Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-8 of CIFC Corp., formerly CIFC Deerfield Corp. and Deerfield Capital Corp., of our report dated June 23, 2011 relating to the consolidated financial statements of Commercial Industrial Finance Corp. as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adopted guidance issued by the Financial Accounting Standards Board related to variable interest entities) appearing in the Current Report on Form 8-K/A of CIFC Deerfield Corp. dated June 28, 2011.

/s/ Deloitte & Touche LLP

New York, New York

September 21, 2011